JOE JOLLY & COMPANY, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

YEAR ENDED AUGUST 31, 2022

Field as PUBLIC information pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 9/1/2021 (MM/DD/YY) AND ENDING 8/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JOE JOLLY & COMPANY, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 No 20th St., Suite 2350
(No. and Street)

Biemingham (City) Alabama (State) 35203 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe Jolly, Jr. (Name) 205-252-2105 (Area Code – Telephone Number) jjco@jjollyco.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAULDIN & JENKINS, LLC, CPAs
(Name – if individual, state last, first, and middle name)

2000 Southbridge Pkwy, Suite 501 (Address) Birmingham (City) Alabama (State) 35209 (Zip Code)

10/14/2003 (Date of Registration with PCAOB)(if applicable) 669 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Joseph D. Jolly, Jr._____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Joe Jolly & Company, Inc._____, as of ___August 31_____, 2022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

Janice L. Clem
Notary Public

JANICE L. CLEM
My Commission Expires
August 12, 2023
STATE OF ALABAMA NOTARY PUBLIC

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



**REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**

To the Stockholders and Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Joe Jolly & Company, Inc. (the Company) as of August 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2021.

Birmingham, Alabama
October 31, 2022

JOE JOLLY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2022

Assets	
Cash and cash equivalents	$ 1,642,329
Receivables	
Employee advances	276,000
Interest	26,817
Note receivable—stockholder	1,190,000
Securities owned	4,801,495
Property and equipment, net	9,170
Cash surrender value of life insurance	148,336
Prepaid corporate taxes	42,894
Deferred tax asset	68,289
Other assets	279,983
Total Assets	$ 8,485,313
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable	$ 1,215
Accrued expenses and other liabilities	44,931
	46,146
Commitments and contingencies (Note 4)	
Stockholders' Equity	
Common stock, $100 par value; 250 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	8,429,167
	8,439,167
Total Liabilities and Stockholders' Equity	$ 8,485,313

See notes to financial statements

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides underwriting and various other investment banking services. The Company's broker-dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Revenue Recognition and Securities Owned

The Company's underwriting revenue results from contracts with customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company underwrites securities for municipal entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date, and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

Securities transactions and related gains, losses, and expenses are recorded on a trade date basis by the Company. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded on the statement of financial condition. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2022, there were cash equivalents of $295,827.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation is computed principally using the straight-line method designed to amortize costs over the following estimated useful lives:

	Useful Lives (in years)
Furniture and fixtures	3 to 10
Automotive	5
Leasehold improvements	39 to 40

Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2022:

Furniture, fixtures & leasehold improvements	$ 73,014
Automotive	120,618
Less: Accumulated depreciation	(184,462)
	$ 9,170

Depreciation expense amounted to $4,883 for the year ended August 31, 2022.

Restricted Cash

The Company is required to maintain $250,000 on deposit under the Clearing and Trading Agreement with the clearing broker, which is reported in other assets on the statement of financial condition at August 31, 2022.

Receivables

Receivables are reported at net realizable value. Due to the types of receivables reported by the Company, Management has determined that no allowance for doubtful accounts was considered necessary at August 31, 2022.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

Marketable securities and other investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the Company's financial position.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of August 31, 2022. With few exceptions, the Company is not subject to examination by federal and state tax authorities for years prior to fiscal year 2019.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. Advertising expense amounted to $0 for the year ended August 31, 2022 and is included in other operating expenses on the statement of operations.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through October 30, 2021, which represents the date the financial statements were issued.

COVID-19 Coronavirus

As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which are likely to negatively impact operations over the next year. Other financial impact could occur, though such potential impact is unknown at this time. Management is confident that the reserves that the Company maintains for such events are sufficient to maintain stability and operations until the economy recovers.

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, *Financial Instruments - Credit Losses (topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. ASU 2016-13 is effective as of January 1, 2023 for non-SEC filers. Expected credit losses on receivables will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount. The Company expects there to be no material impact of this adoption on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases.* Topic 842 was subsequently amended by ASU 2018-01, *Land Easement Practical Expedient for Transition to Topic 842*; ASU 2018-10, *Codification Improvements to Topic 842, Leases*; and ASU 2018-11, *Targeted Improvements*. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The update is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those reporting periods, with early adoption permitted. The original guidance required application on a modified retrospective basis with the earliest period presented. Based on the effective date, the Company adopted this ASU beginning on September 1, 2019 and elected the transition option provided under ASU 2018-11. The Company determined the adoption of the standard did not have a material impact, will not book a lease liability and corresponding ROU asset, and will omit the associated disclosures under ASC 842. See Note 4 for more detail on leases.

NOTE 2. UNINSURED CASH BALANCES

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended August 31, 2022, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3. FAIR VALUE MEASUREMENTS

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

sNOTE 3. FAIR VALUE MEASUREMENTS (Continued)

Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 - Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

- Level 2 - Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

- Level 3 - Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation: also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended August 31, 2022, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Cash equivalents: The fair value of cash equivalents approximates carrying value reported in the statement of financial condition due to the short maturities of these financial instruments.

Exchange traded funds: Valued at the daily closing price reported by the fund.

Preferred stock: Valued at the closing price of identical preferred stock reported on the active market in which the individual stocks are traded.

U.S. Treasury bonds: Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

State and municipal bond obligations: Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets measured at fair value on a recurring basis as of August 31, 2022:

	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 295,827	$ 295,827	$ -	$ -
Exchange traded funds	201,087	201,087	-	-
Preferred stocks	634,739	634,739	-	-
U.S. Treasury bonds	733,038	733,038	-	-
State and municipal bonds obligations	3,232,631	-	3,232,631	-
Total assets at fair value	$ 5,097,322	$ 1,864,691	$ 3,232,631	$ -

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels for the year ended August 31, 2022.

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under an operating lease expiring in November 2022. Aggregate minimum future lease commitments are as follows:

Year Ending August 31,

2023	$ 20,602
	$ 20,602

Rental expense for the year ended August 31, 2022 amounted to $81,352.

Some contracts that the Company enters in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of August 31, 2022 related to these indemnification clauses.

As a result of extensive regulation of broker-dealers, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of sanctions. See Note 8 for additional information regarding regulatory capital requirements applicable to the Company.

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 5. LINE OF CREDIT

On September 17, 2015, the Company entered into a revolving line of credit agreement with a financial institution for a maximum borrowing capacity of $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent. The Company renewed the revolving line of credit on August 2, 2022 for $10,000,000, with the balance subject to interest at the greater of prime rate or 4.0 percent (5.50 percent at August 31, 2022). The line of credit matures on August 4, 2023. The majority stock owner personally guarantees any balance on the line of credit. During the year ended August 31, 2022, the Company did not utilize the line of credit, and there was no related interest expense.

NOTE 6. RELATED PARTY TRANSACTIONS

During the year ended August 31, 2022, a stockholder purchased security issues from the Company for a total purchase price of $299,561.

The Company has a note receivable from a stockholder, secured by certain property owned by the respective stockholder, which states that the stockholder agrees to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest will be due and payable on August 31 of each year at a rate of 3.00 percent, with the entire principal and interest balance due and payable in full on August 31, 2025. The balance of the note receivable as of August 31, 2022 is $990,000. Interest income of $29,700 was received from the stockholder during the year ended August 31, 2022. The Company also has advances of $200,000 due from the same stockholder as of August 31, 2022.

In addition, the Company maintains a split-dollar life insurance agreement with a stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the stockholder's life. Upon death of the stockholder, the Company is entitled to recover the greater of cash value or premiums paid. The cash surrender value of life insurance as of August 31, 2022 is $148,336.

NOTE 7. INCOME TAXES

Net deferred tax assets and liabilities consist of the following components as of August 31, 2022:

Deferred tax assets:	
Impairment of investments in oil and gas wells	$ 28,465
NOL carryover	53,138
Market value adjustment for securities owned-held for investment	2,419
Property and equipment	15,167
Total gross deferred tax assets	99,189
Deferred tax liabilities	
Depreciation related to investments in oil and gas wells	(30,900)
Total gross deferred tax liabilities	(30,900)
Net deferred tax asset	$ 68,289

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 7. INCOME TAXES (Continued)

The provision for income taxes is as follows for the year ended August 31, 2022:

Current:	
Federal	$ -
State	-
Deferred:	
Federal	(60,922)
State	(20,059)
Total income tax benefit	$ (80,981)

The Company's effective income tax rate for the year ended August 31, 2022 differs from the amount computed using income before income taxes and applying the U.S. federal statutory income tax rate to such amounts because of the effect of the following items:

Pre-tax book income at statutory rate	$ (62,842)
State, net of federal benefit	(7,780)
Permanent differences	(39,293)
Valuation allowance	-
NOL carryback	(50,184)
Other	41,963
Total income tax benefit	$ (80,891)

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision/(benefit) for income taxes, is principally the effect of tax brackets, tax-exempt income, state taxes, and non-deductible expenses. The Company had a net operating loss carryforward for state income taxes of $112,460 as of August 31, 2022. If unused, the state net operating loss carryforward will expire beginning in 2034.

The Company recognized no uncertain tax positions for the year ended August 31, 2022.

NOTE 8. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2022, the Company had net capital of $4,955,885, which was $4,855,885 in excess of the minimum of net capital required. The Company's net capital ratio was .01 to 1 at August 31, 2022. Adherence to the SEC's uniform net capital rule may effectively restrict distributions to stockholders.

NOTE 9. ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.